Exhibit 99.1

Volatus Aerospace and Draganfly Expand Collaboration to Service High-Value Geospatial Power Utility Customers

Toronto, ON and Saskatoon, SK / March 3, 2025 / Volatus Aerospace Inc. (TSXV: FLT) (OTCQX:TAKOF) (Frankfurt: ABB) (“Volatus”) and Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly”) announced today a strategic collaboration to address rapidly growing global demand for the automation and digitization of geospatial data collection and analysis solutions for Utility Infrastructure. This teaming agreement builds on the previously announced collaboration agreement, harnessing Volatus’ operational and regulatory capabilities, advanced sensor technology and Draganfly’s advanced product, engineering, and integration capabilities.

This expanded collaboration will engage high-profile global power and infrastructure providers to enhance efficiency and safety in power utility solutions. By combining Volatus’ extensive experience in power utility inspections and right of way management with Draganfly’s product and engineering capabilities, the partnership is positioned to offer a strong competitive advantage to support large Enterprise clients looking for an advanced end to end solution.

“As the demand for drone-based solutions continues to increase in multiple sectors, strategic collaborations are a key enabler to meet the diverse needs of clients without introducing unnecessary commercial risk,” Glen Lynch, CEO of Volatus Aerospace, stated. “Industries need more than products, they need solutions. By combining Draganfly’s advanced product platform with Volatus’ deep domain expertise and operational and regulatory capabilities, we can provide clients with a complete solution to their challenges.”

“Partnering with Volatus Aerospace allows us to incorporate our advanced product platform of multiple interoperable drones into a complete solution for power utilities,” Cameron Chell, CEO of Draganfly, commented. “The power utility industry is increasingly seeking advanced, safe, and efficient data acquisition methods, something we have designed from the ground up. This collaboration reinforces our commitment to providing cutting-edge solutions that meet the complex demands of today’s power utilities while enhancing our market reach.”

In a recent report, MarketsandMarkets estimates that the global market for utility asset management, which includes inspection services among other components, is projected to grow to USD 4.09 billion by 2026. This growth is driven by the increasing investments in grid modernization activities, the need for efficient and reliable power supply, and the integration of renewable energy sources into the grid.

The collaboration is expected to deliver enhanced value to an identified client(s) that will ultimately contribute to the modernization of infrastructure management.

About Volatus Aerospace Inc.

Volatus Aerospace is a leader in innovative global aerial solutions for intelligence and cargo. With a strong foundation of over 100 years of combined institutional knowledge in aviation, Volatus provides comprehensive solutions using both piloted and remotely piloted aircraft systems (RPAS). We serve industries such as oil and gas, utilities, healthcare, and public safety. Our mission is to enhance operational efficiency, safety, and sustainability through cutting-edge, real-world solutions.

About Draganfly Inc.

Draganfly Inc. is a pioneer in drone technology and systems, providing quality, cutting-edge UAV solutions, software, and AI systems to revolutionize operations across public safety, agriculture, industrial inspections, defense, and surveying. With over 24 years of innovation, Draganfly is recognized for its commitment to ingenuity, first-class service, and the ability to save time, money, and lives.

For more information on Draganfly, please visit www.Draganfly.com

Forward-Looking Statements

This news release contains statements that constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs, and current expectations of the Company with respect to future business activities and operating performance. Often, but not always, forward-looking information and forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the foregoing) be taken, occur, be achieved, or come to pass. Forward-looking information includes information regarding: (i) the anticipated benefits of, and estimated revenue to be generated by, the collaboration agreement; (ii) the business plans and expectations of the Company; and (iii) expectations for other economic, business, and/or competitive factors. Forward-looking information is based on currently available competitive, financial, and economic data and operating plans, strategies, or beliefs of management as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to the Company, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs. Any and all forward-looking information contained in this news release is expressly qualified by this cautionary statement. Investors are cautioned that forward-looking information is not based on historical facts but instead reflects expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Forward-looking information and forward-looking statements reflect the Company’s current beliefs and is based on information currently available to it and on assumptions it believes to be not unreasonable in light of all of the circumstances. In some instances, material factors or assumptions are discussed in this news release in connection with statements containing forward-looking information. Such material factors and assumptions include, but are not limited to: the anticipated benefits and revenues of the agreement to  Draganfly; meeting the continued listing requirements of the TSXV and Draganfly meeting the continued listing requirements of the Canadian Securities Exchange and the Nasdaq; and including, but not limited to, those factors set forth in the Company’s Annual Information Form under the section “Risk Factors” and Draganfly’s most recent filings in accordance with securities regulations in Canada on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this news release and, other than as required by law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

None of the Canadian Securities Exchange, TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) or the Nasdaq accepts responsibility for the adequacy or accuracy of this news release.

TSXV: FLT

Media Contacts

Danielle Gagne

Head of Marketing and Communications, Volatus Aerospace

+1 833-865-2887

Danielle.gagne@volatusaerospace.com

Erika Racicot

Public Relations, Draganfly

media@draganfly.com

Company Contact Email: info@draganfly.com